Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2007		2006		2005		2004		2003
	(Dollars in millions)
Earnings calculation:

Income before income taxes	$341.7		$309.7		$325.6		$292.0		$239.8
Fixed charges	147.0		121.9		107.9		100.1		98.0

Earnings	$488.7		$431.6		$433.5		$392.1		$337.8

Fixed charges calculation:
Other interest expense including capital lease interest but excluding Senior Note	$1.4		$1.0		$1.1		$1.1		$0.9
Amortization of Senior Notes	17.5		17.5		17.5		17.5		17.5
Amortization of Subordinated Debt	12.4		—		—		—		—
Interest credited	108.8		97.7		84.0		76.5		75.0
Portion of rental expense representing an interest factor (1)	6.9		5.7		5.3		5.0		4.6

Total fixed charges	$147.0		$121.9		$107.9		$100.1		$98.0

Ratio of earnings to fixed charges	3.3	x	3.5	x	4.0	x	3.9	x	3.4	x

(1)	Interest portion of operating leases is assumed to be 28 percent.